SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Artesyn Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

043127109
(CUSIP Number)

Harley M. Smith, Esq. 8000 W. Florissant Avenue P.O. Box 4100 St. Louis, MO 63136-8506 (314) 553-3800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Christopher Mayer, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

February 1, 2006
(Date of Event which Requires Filing of this Statement)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 043127109	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EMERSON ELECTRIC CO. 43-0259330
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,939,749 – See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,939,749 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% – See Item 5
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of Artesyn Technologies, Inc., a Florida corporation (“Artesyn”). The principal executive offices of Artesyn are located at 7900 Glades Rd., Suite 500, Boca Raton, Florida 33434.

Item 2. Identity and Background.

(a)-(c), (f) The name of the person filing this statement is Emerson Electric Co., a Missouri corporation (“Emerson”). The address of the principal business and the principal office of Emerson is 8000 W. Florissant Avenue, P.O. Box 4100, St. Louis, MO 63136. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Emerson is set forth on Schedule A and incorporated herein by reference.

     Emerson is a global company that brings together technology and engineering to provide innovative solutions for its customers in a wide range of industrial, commercial and consumer markets.

(d)-(e) During the last five years, none of Emerson and, to the best of Emerson’s knowledge, any of the persons listed on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Emerson has entered into the Voting Agreements described in response to Item 4 in connection with entering into the Merger Agreement described in response to Item 4. Emerson has not given any additional monetary consideration in connection with the Voting Agreements.

Item 4. Purpose of Transaction.

     (a)-(b) On February 1, 2006, Emerson entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Artesyn. Pursuant to the Merger Agreement, a newly formed subsidiary of Emerson will merge into Artesyn (the “Merger”), with Artesyn continuing as the surviving corporation. At the effective time of the Merger, each share of Artesyn common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $11.00 in cash. The Merger is subject to customary conditions, including approval and adoption of the Merger Agreement by the shareholders of Artesyn.

     In connection with the Merger, JANA Partners, LLC (“JANA”), all directors of Artesyn holding shares of Artesyn common stock or options to purchase shares of Artesyn common stock, and certain officers of Artesyn have entered into voting agreements with Emerson dated as of February 1, 2006 (collectively, the “Voting Agreements”). A copy of the Voting Agreement entered into by JANA is attached hereto as Exhibit 99.2. Copies of the Voting Agreements entered into by Artesyn’s officers and directors are attached hereto as Exhibits 99.3 -99.13. Pursuant to the Voting Agreements, such shareholders have agreed, among other things, to vote, and have granted Emerson an irrevocable proxy until termination of the Voting Agreements to vote (i) to approve and adopt the Merger Agreement and the Merger, (ii) against any Acquisition Proposal (as defined in the Merger Agreement), reorganization, recapitalization, liquidation or winding-up of Artesyn or any other extraordinary transaction involving Artesyn and (iii) against any corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement. The Voting Agreements with the directors and officers of Artesyn terminate upon the earlier to occur of the Effective Time (as defined in the Merger Agreement) and termination of the Merger Agreement. The Voting Agreement with JANA terminates upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the occurrence of an Adverse Recommendation Change (as defined in the Merger Agreement) and (iii) a reduction in the merger consideration without JANA’s consent or an amendment of the Merger Agreement that materially and adversely affects JANA without JANA’s consent.

(c) Not applicable.

     (d) It is anticipated that upon consummation of the Merger, the officers and directors of Emerson’s merger subsidiary at the effective time of the Merger shall become officers and directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

     (e) Other than as a result of the Merger described in this Item, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation and the Bylaws of Emerson’s merger subsidiary as of the effective time of the Merger will become the Certificate of Incorporation and the Bylaws of the surviving corporation.

     (h)-(i) Upon completion of the Merger, Artesyn’s Shares will cease to be quoted on the NASDAQ National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     (j) Other than as described above, not applicable.

     Reference to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 99.1 and 99.2 – 99.13, respectively.

Item 5. Interest in Securities of the Issuer.

     (a) Emerson has acquired certain rights with respect to the voting and disposition of and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own 7,939,749 Shares, representing approximately 19.0% of the outstanding Shares of Artesyn (based on the number of Shares outstanding as of December 31, 2005, as represented by the issuer in the Merger Agreement, discussed in Item 4 hereof). Emerson expressly disclaims beneficial ownership of such Shares. Except as set forth in this Item 5(a), none of Emerson and, to the best of its knowledge, any persons named in Schedule A hereto, beneficially own any Shares. The number of Shares set forth in this paragraph includes Shares issuable pursuant to options to purchase 1,454,000 Shares which are currently exercisable or exercisable within 60 days of February 1, 2006.

     (b) Emerson has sole power to vote 7,939,749 Shares pursuant to the Voting Agreements as described in Item 4 hereof. The number of Shares set forth in the preceding sentence includes

Shares issuable pursuant to options to purchase 1,454,000 Shares which are currently exercisable or exercisable within 60 days of February 1, 2006.

     (c) To Emerson’s knowledge, no transactions in Artesyn have been effected during the past sixty days by any person named pursuant to Item 2 hereof.

     (d) To Emerson’s knowledge, no person other than the shareholders that are parties to the Voting Agreements described in Item 4 hereof has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

     (e) Not applicable.

     Reference to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 99.1 and 99.2 – 99.13, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See responses to Items 4 and 5 hereof. Except as described above, to the best knowledge of Emerson, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2 hereof, and any other person, with respect to any securities of Artesyn, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of February 1, 2006, by and between Artesyn Technologies, Inc., Emerson Electric Co. and Atlanta Acquisition Sub, Inc.

99.2	Voting Agreement, dated as of February 1, 2006, between Emerson Electric Co. and JANA Partners LLC.

99.3	Voting Agreement, dated as of February 1, 2006, between Emerson Electric Co. and Edward S. Croft, III.

99.4	Voting Agreement, dated as of February 1, 2006, as amended, between Emerson Electric Co. and Gary R. Larsen.

99.5	Voting Agreement, dated as of February 1, 2006, as amended, between Emerson Electric Co. and Lawrence J. Matthews.

99.6	Voting Agreement, dated as of February 1, 2006, as amended, between Emerson Electric Co. and Joseph M. O’Donnell.

99.7	Voting Agreement, dated as of February 1, 2006, between Emerson Electric Co. and Stephen A. Ollendorf.

99.8	Voting Agreement, dated as of February 1, 2006, between Emerson Electric Co. and Phillip A. O’Reilly.

99.9	Voting Agreement, dated as of February 1, 2006, as amended, between Emerson Electric Co. and Bert Sager.

99.10	Voting Agreement, dated as of February 1, 2006, between Emerson Electric Co. and Eugene Sapp, Jr.

99.11	Voting Agreement, dated as of February 1, 2006, as amended, between Emerson Electric Co. and Ronald D. Schmidt.

99.12	Voting Agreement, dated as of February 1, 2006, between Emerson Electric Co. and Lewis Solomon.

99.13	Voting Agreement, dated as of February 1, 2006, as amended, between Emerson Electric Co. and John M. Steel.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMERSON ELECTRIC CO.

Date:	February 13, 2006	By:	/s/ Harley M. Smith

			Name:	Harley M. Smith
			Title:	Assistant General Counsel and Assistant Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EMERSON ELECTRIC CO.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Emerson Electric Co. (“Emerson”), are set forth below. If no business address is given the director’s or officer’s business address is c/o Emerson Electric Co., 8000 W. Florissant Avenue, P.O. Box 4100, St. Louis, MO 63136. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Emerson. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer

Directors
A. A. Busch III	Chairman of the Board of Anheuser-Busch Companies, Inc. (brewery, container manufacturer and theme park operator)

D. N. Farr	Chairman of the Board, Chief Executive Officer and President of Emerson

D. C. Farrell	Retired Chairman and Chief Executive Officer of The May Department Stores Company
(department stores)

C. Fernandez G.	Chairman and Chief Executive Officer of Grupo Modelo, S.A. de C. V. (brewery) (citizen of the Republic of Mexico)

W. J. Galvin	Senior Executive Vice President and Chief Financial Officer of Emerson

A. F. Golden	Partner of Davis Polk & Wardwell (law firm)

R. B. Horton	Executive Chairman of the Sporting Exchange, Ltd. (online betting exchange), Retired Chairman of BP p.l.c. and Railtrack Group PLC and Former Chairman of Chubb plc (citizen of the United Kingdom)

G. A. Lodge	Retired general partner of InnoCal venture funds
(venture capital firm)

V. R. Loucks, Jr	Retired Chairman and Chief Executive Officer of

Baxter International Inc. (medical products and services)

J. B. Menzer	Vice Chairman of Wal-Mart Stores, Inc.
(department stores)

C. A. Peters	Senior Executive Vice President of Emerson

J. W. Prueher	Retired Admiral, U.S. Navy, and Former U.S. Ambassador to The People's Republic of China

R. L. Ridgway	Former Assistant Secretary of State for Europe and Canada

Executive Officers
(Who Are Not Directors)

E. L. Monser	Chief Operating Officer

R. J. Schlueter	Vice President and Chief Accounting Officer

W. W. Withers	Executive Vice President, Secretary and General Counsel of Emerson